Daleco Resources Corporation

May 4, 2012

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Comment Letter dated April 27, 2012
Form 10-K for Fiscal Year Ended September 30, 2011
Filed February 15, 2012
File No. 000-12214

Dear Mr. Schwall:

We are in receipt of the above referenced SEC comment letter. As we have a limited staff, we are not able to comply with the requested ten day response time requested in your letter. We should be able to provide our response by June 11, 2012.

Sincerely,

/s/ Gary J. Novinskie

Gary J. Novinskie

Interim Chief Executive Officer

and President

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818